Exhibit 99.5

Wayne Rogers, P.Eng.

AMC Mining Consultants (Canada) Ltd. 200 Granville Street, Suite 202 Vancouver, BC V6C 1S4

Canada

CONSENT of QUALIFIED PERSON

New Pacific Metals Corp (the “Company”)

I, Wayne Rogers, consent to any extracts from, or a summary of the Pre-feasibility Study of the Silver Sand Deposit of the Company of June 26, 2024 (the “Technical Report”) in the news release of the Company dated June 26, 2024 (the "News Release").

I certify that I have read the News Release being filed by the Company, and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this June 26, 2024.

“Wayne Rogers”

Wayne Rogers, P.Eng.